SECURIT 15049667 ION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH. D.C.
201

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SEC FILE NUMBER
8-47067

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mariner Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Katy Freeway, Suite 400
(No. and Street)

Houston (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Davis 713-920-9431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

KW 3/17

OATH OR AFFIRMATION

I, Steven R. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mariner Financial Group, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOE F MOORE
My Commission Expires
March 8, 2018

Notary Public

Signature

Vice President, FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

11:40 AM
02/25/15
Cash Basis

Mariner Financial Group Inc.
Balance Sheet
As of December 31, 2014

		Dec 31, 14
ASSETS		
Current Assets		
Checking/Savings		
Bank Of Houston		157,962.43
Cash Accounts		
DLJ PERSHING(Securities)		
Nuveen mutual fund shares	48,250.00	
Pershing #2 cash	5,681.72	
Total DLJ PERSHING(Securities)	53,931.72	
Frost Bank	7,039.82	
Total Cash Accounts		60,971.54
Clearing Accounts		
Pershing Clearing	25,000.00	
Total Clearing Accounts		25,000.00
Total Checking/Savings		243,933.97
Accounts Receivable		
Commission Check in Tran.		3,866.41
Pershing-Sundry Account		-26.00
Total Accounts Receivable		3,840.41
Total Current Assets		247,774.38
Fixed Assets		
Automobile 2003 Mer.NON ALLOW		31,500.20
Computer Equipment		1,461.00
Depreceiation Allowance		-46,683.49
Office Equipment		2,562.05
office Furn & Equip		4,116.40
Office Furn P & L		7,562.00
Total Fixed Assets		518.16
Other Assets		
Organizational Costs		
Accum Amort - Org Costs	-750.00	
Organizational Cost	750.00	
Total Organizational Costs		0.00
Total Other Assets		0.00
TOTAL ASSETS		**248,292.54**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accrued Taxes payable		
FINRA Fine	400.00	
Total Accrued Taxes payable		400.00
Total Accounts Payable		400.00
Other Current Liabilities		
Accrued Exp/Comcast/Pitney/		4,618.74
Allowance for Depreciation		-0.15
Commission-Payable		3,848.34
Payroll Liabilities		1.03
Total Other Current Liabilities		8,467.96
Total Current Liabilities		8,867.96
Total Liabilities		8,867.96

Mariner Financial Group Inc.
Balance Sheet
As of December 31, 2014

		Dec 31, 14
Equity		
Capital Conrtibution		5,000.00
Common Stock		
Preferred Stock	5,000.00	
Common Stock - Other	7,200.00	
Total Common Stock		12,200.00
Opening Bal Equity		-0.01
Retained Earnings		197,632.88
Net Income		24,591.71
Total Equity		239,424.58
TOTAL LIABILITIES & EQUITY		**248,292.54**

10:33 AM
01/21/15
Cash Basis

Mariner Financial Group Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
American Funds	128.65
Distribution to Mamber Firms	1,200.00
Income	
12 B-1	12 762 86
Mutual Funds Income	
American Funds	3 645 49
Franklin Fund	167 31
Hartford	48 79
John Hancock	323 95
Mutual Funds Income - Other	2 733 37
Total Mutual Funds Income	6,918 91
Securities	
A-Listed Stocks,ETF, Closed End	26 87
B-Income Listed options	3,324.70
Total Securities	3,351 57
Securities Commission	
Income OTC Stock	103,423 50
Total Securities Commission	103 423 50
Total Income	126,456 94
Securities Income	
Inter[illegible] and Dividends, Invest	
Nuveen Tax Free Insured UIT	916 02
Nuveen Unit Inv. Trusts	352 50
Tax Free Nuveen	856 30
Total Inter[illegible] and Dividends, Invest	2,124 82
Total Securities Income	2,124 82
Securities Interest Income	
Interest Bank of Houston	
Margin Debit Fee	1 413 36
Interest Bank of Houston - Other	398 58
Total Interest Bank of Houston	1,811 94
Total Securities Interest Income	1,811 94
Total Income	131 722 25
Expense	
Commissions Account	
[illegible]	2,149 94
Total Commissions Account	2,149 94
Consulting Fee	
Contract Labor	400 00
Professional Fees	
Accounting	495 00
Cyberdata	20,645 00
Professional Fees - Other	1 239.97
Total Professional Fees	22,379 97
Steve [illegible] Davis	11,682 44
[illegible] Fetord	3,000 00
Total Consulting Fee	37 462 41
Miscellaneous	470 04
[illegible] Graphics	75 00
Non Payroll Expences	
Bank Service Charges	376 29

10:33 AM
01/21/15
Cash Basis

Mariner Financial Group Inc.
Profit & Loss
January through December 2014

	Jan - Dec 14
Insurance	
Disability Insurance	7 200 00
Fidelity Bond	576.00
Liability Insurance	406 00
Total Insurance	8 182 00
Licenses and Permits	50 00
Office Supplies	346 15
Postage and Delivery	892 86
Rent	50,013 47
Repairs	
Computer Repairs	523 30
Total Repairs	523 30
Taxes	
Local	16 00
Property	18 92
Total Taxes	34 92
Telephone	2 160 24
Travel & Ent	
Travel	200 00
Total Travel & Ent	200 00
Total Non Payroll Expences	62 779 23
Regulatory, Admin Fees	
FINRA FEES	1 600 00
NASD Fees	5 805 00
Regulatory, Admin Fees - Other	0 00
Total Regulatory, Admin Fees	7 405 00
Total Expense	110,341 62
Net Ordinary Income	21,380 63
Other Income/Expense	
Other Income	
Unrealized Capital Gain/Loss	3,210 93
Total Other Income	3,210 93
Net Other Income	3 210 93
Net Income	**24,591.56**

10:37 AM

01/21/15

Mariner Financial Group Inc.
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	24,591.56
Adjustments to reconcile Net Income to net cash provided by operations:	
Commission Check in Tran.	-3,866.41
Pershing-Commission Account	5,614.13
Pershing-Sundry Account	1.39
Accrued Exp/Comcast/Pitney/	4,123.74
Commission-Payable	-1,749.11
Rent and Expences	-2,204.00
Net cash provided by Operating Activities	26,511.30
FINANCING ACTIVITIES	
Capital Contribution	-25,000.00
Net cash provided by Financing Activities	-25,000.00
Net cash increase for period	1,511.30
Cash at beginning of period	242,022.67
Cash at end of period	243,533.97

MARINER FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Perferred Stock		Common Stock		Paid-In Capital		Retained Earnings	Total Stockholders Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance of January 1, 2014	200	$5,000	10000	$ 7,200	10000	$ 30,000	$ 197,632	$ 239,832
Net Income	-	-	-	-	-	-	$ 24,592	$ 24,592
Capital Transactions	-	-	-	-	-			$ (25,000)
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	200	$5,000	10000	$ 7,200	10000	$ 5,000	$ 222,224	$ 239,424

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Mariner Financial Group, Inc.
9601 Kaly Freeway
Houston , TX

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Mariner Financial Group, Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Mariner Financial Group, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mariner Financial Group, Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Mariner Financial Group, Inc. financial statements. The Net Capital Computation is the responsibility of Mariner Financial Group, Inc. 's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly

stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mariner Financial Group, Inc. (the Company) was formed as a Texas corporation on January 24, 1994. The Company has adopted a calendar year.

Description of Business

The Company, located in Houston, TX is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

MARINER FINANCIAL GROUP, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Mariner Financial Group, Inc. a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

MARINER FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Concentrations

The company has revenue concentrations; the firm specializes in sales of annuities and securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2014, or in the procedures followed in making the periodic computation required. At December 31, 2014, the Company had net capital of $224,337.00 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of no greater to 15 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), which provides that the firm will engage in limited business activities such as dealing in investment company shares. (ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – ACCOUNTS RECEIVABLE

The accounts receivable consists of amount due from a non broker dealer, $5,589.52.

NOTE E – PROPERTY & EQUIPMENT

	Estimated Useful Life		
Automobile	5 years	$	15,701
Furniture and equipment	3 – 7 years		31,500
Leasehold improvements	7 years		0
			47,201
Less – accumulated depreciation			(46,683)
Total		$	518

NOTE F – ACCRUED LIABILITIES

The Accrued liability is made of estimates of amounts for the federal income taxes and various business expenses.

NOTE G – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE H – COMMISSION PAYABLE

The amount, $3,848.34, is owed to commission agents for sales commissions.

NOTE I – ACCRUED LIABILITES.

The amount, $4,619.62, is owed to various vendors and payroll tax liabilities.

NOTE J – RENT

The Company leases office space. The amount of rent under this arrangement in December 31, 2014 was $50,013.47.

NOTE K – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE L – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Mariner Financial Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 239,424.00
Nonallowable assets:		
Prepaid Expense	0.00	
Property and equipment	518.00	
Accounts receivable – other	3, 840.00	(4,358.00)
Other Charges		
Haircuts	3,492.00	
Undue Concentration	7,237.00	(10,729.00)
Net allowable capital		$ 224,337.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 564.80
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 219,337.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 8,468.00
Percentage of aggregate indebtedness to net capital	3.77%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 224,337.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	224,337.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Mariner Financial Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Pershing LLC.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

See accountant's audit report

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Mariner Investment Group
9601 Katy Freeway
Houston, TX

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Mariner Investment Group. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Mariner Investment Group. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Mariner Investment Group. stated that Mariner Investment Group.. met the identified exemption provisions throughout the most recent fiscal year without exception. Mariner Investment Group's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mariner Investment Group's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

MARINER INVESTMENT GROUP

Investment Banking • Stocks • Bonds

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Mariner Investment Group has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of January 1, 2014 through December 31, 2014. Mariner Investment Group, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Mariner Investment Group's past business has been of similar nature and has complied to this exemption since its inception, in 1993.

Weldon James Ecford, the president of Mariner Investment Group has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Weldon James Ecford has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Mariner Investment Group's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (713)920-9431.

Very truly yours,

Mariner Investment Group..

Weldon James Ecford
President

Member: FINRA, SIPC

9601 Katy Freeway, Suite 400 • Houston, Texas 77024 • (713) 920-9431